UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No  ☒

EXHIBIT INDEX

Number	Description of Document

10.1	English Translation of Declaration and Undertaking on Authenticity, Accuracy and Completeness of Application Documents for IPO, dated June 21, 2021, of JinkoSolar Investment Limited
10.2	English Translation of Undertaking to Stabilize Share Price for Three Years after Initial Public Offering and Listing on STAR Market, dated June 21, 2021, of JinkoSolar Investment Limited
10.3	English Translation of Undertaking on Restricted Circulation of Shares, Intention to Hold Shares and Intention to Reduce Holdings, dated June 18, 2021, of JinkoSolar Investment Limited
10.4	English Translation of Undertaking to Avoid Horizontal Competition, dated June 21, 2021, of JinkoSolar Investment Limited
10.5	English Translation of Statement and Undertaking on Regulation and Reduction of Related Transactions, dated June 21, 2021, of JinkoSolar Investment Limited
10.6	English Translation of Undertaking on the Non-appropriation of the Issuer’s Funds and External Guarantee, dated June 21, 2021, of JinkoSolar Investment Limited
10.7	English Translation of Undertaking on Restraints for Non-fulfillment, dated June 21, 2021, of JinkoSolar Investment Limited
10.8	English Translation of Dividend Return Program of Jinko Solar Co., Ltd. for Three Years after IPO, dated June 21, 2021, of Jinko Solar Co., Ltd.
10.9	English Translation of Undertaking to Take Measures to Cover Dilution of Current Returns, dated June 21, 2021, of JinkoSolar Investment Limited
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: June 29, 2021